

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
MAIL STOP: 3561

November 30, 2016

Mark Walmesley, President
Lode-Star Mining Inc.
13529 Skinner Road, Suite N
Cypress, Texas
77429-1775

> **Re:** **Lode-Star Mining Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2015**
> **Filed March 29, 2016**
> **File No. 000-53676**

Dear Mr. Walmesley:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Properties, page 8

1. Please modify your filing and disclose the following information for each of your properties:

    - Please include certain identifying information, such as the property names, claim numbers, grant numbers, mining concession name or number, and dates of recording and expiration that is sufficient to enable the claims to be distinguished from other claims that may exist in the area of your properties.

    - The conditions that must be met to retain your claims or leases, including quantification and timing of all necessary payments, annual maintenance fees, and disclose who is responsible for paying these fees.

    Please ensure that you fully discuss the material terms of the land or mineral rights securing agreements, as required under paragraph (b)(2) of Industry Guide 7.

2.   Please file the agreements through which you acquired ownership of your mineral claims. Refer to Item 601(b) (10) of Regulation S-K.

3.   Please amend your filing and disclose the information required under paragraph (b) of Industry Guide 7 for all your material properties listed under this heading. For any properties identified that are not material, please include a statement to that effect, clarifying your intentions. For each material property, include the following information:

   •   Any conditions that must be met in order to obtain or retain title to the property, whether you have surface and/or mineral rights.

   •   A brief description of the rock formations and mineralization of existing or potential economic significance on the property.

   •   A description of any work completed on the property and its present condition.

   •   The details as to modernization and physical condition of the plant and equipment, including subsurface improvements and equipment.

   •   A description of equipment, infrastructure, and other facilities.

   •   The current state of exploration of the property.

   •   The total costs incurred to date and all planned future costs.

   •   The source of power and water that can be utilized at the property.

   •   If applicable, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature.

   You may refer to Industry Guide 7, paragraphs (b) (1) through (5), for specific guidance pertaining to the foregoing, available on our website at the following address: www.sec.gov/about/forms/industryguides.pdf

4.   In the description of your exploration property, please modify your filing and provide a clear statement that the property is without known reserves and your proposed program is exploratory in nature to comply with the guidance in paragraph (b)(4)(i) of Industry Guide 7.

Plan of Operations, page 13

5.   It appears you should also expand your disclosure concerning the exploration plans for your properties. Plead amend your filing and address the following points.

- Disclose a brief geological justification for each of the exploration projects written in non-technical language.

- Give a breakdown of the exploration timetable and budget, including estimated amounts that will be required for each exploration activity, such as geophysics, geochemistry, surface sampling, drilling, etc. for each prospect.

- If there is a phased program planned, briefly outline all phases.

- If there are no current detailed plans to conduct exploration on the property, disclose this prominently.

- Disclose how the exploration program will be funded.

- Identify who will be conducting any proposed exploration work, and discuss what their qualifications are.

6. Detailed sampling provides the basis for the quality estimate or grade of your mineral discovery. Please provide a brief description of your sample collection, sample preparation, and the analytical procedures used to develop your analytical results. In addition, please disclose any Quality Assurance/Quality Control (QA/QC) protocols you have developed for your exploration program. These procedures would serve to inform potential investors regarding your sample collection and preparation, assay controls, sample custody, assay precision and accuracy procedures and protocols.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact George K. Schuler, Mining Engineer at (202) 551-3718 or me at (202) 551-3790 with any questions.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director
Office of Beverages, Apparel and Mining